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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                           Commission File Number     0-27989
                                                                 ---------------


                                BBMF CORPORATION
         -------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                    Room 4302, 43/F, China Resources Building
                    26 Harbour Road, Wan Chai, Hong Kong SAR
         -------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                  Common Stock
         -------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
         -------------------------------------------------------------
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)      [X]           Rule 12h-3(b)(1)(i)        [X]
      Rule 12g-4(a)(1)(ii)     [X]           Rule 12h-3(b)(1)(ii)       [X]
      Rule 12g-4(a)(2)(i)      [ ]           Rule 12h-3(b)(2)(i)        [ ]
      Rule 12g-4(a)(2)(ii)     [ ]           Rule 12h-3(b)(2)(ii)       [ ]
                                             Rule 15d-6                 [ ]


     Approximate number of holders of record as of the certification or notice
date:   238*
     ----------

     *As of July 7, 2005, there were approximately 181 shareholders of record including record holder Cede & Co., as the nominee of the Depository Trust Company ("DTC"); as of the same date there were approximately 58 participants in DTC holding an indirect interest in the securities.

     Pursuant to the requirements of the Securities Exchange Act of 1934, BBMF Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


     Date:  July 11, 2005                  By:      /s/ Antony Ren Haw IP
                                                -------------------------------
                                                Name:  Antony Ren Haw IP
                                                Title: President